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                            December 29, 2021

       Phil Lister
       Chief Financial Officer
       Huntsman CORP
       10003 Woodloch Forest Dr.
       The Woodlands, TX 77380

                                                        Re: Huntsman
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 12,
2021
                                                            File No. 333-85141
                                                            Huntsman
International LLC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 12,
2021
                                                            File No. 001-32427

       Dear Mr. Lister:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Huntsman Corporation Form 10-K for the Fiscal Year Ended December 31,
2020

       Item 7. Management's Discussion and Analysis of financial Condition and Results of Operations
       Outlook, page 30

   1. Please address the following regarding your presentation of adjusted tax rate:
                                                            At the bottom of
page 30, you present adjusted effective tax rate as 19% without presenting the
actual effective rate or providing a reconciliation. Please revise accordingly to
comply with Item 10(e).
                                                            You also disclose
that your forecasted adjusted effective tax rate for 201 is expected to be approximately
22% to 24%. We note your disclosure on page 35 that you are
                                                            unable to provide
accurate calculations or estimations of reconciling items. Tell us
 Phil Lister
Huntsman CORP
December 29, 2021
Page 2
              how you determined it was appropriate to present the forecasted adjusted effective tax rate without presenting the forecasted actual effective tax rate for the period in question. Further, tell us how you determined your presentation was appropriate if you are unable to provide accurate calculations or estimations of the reconciling items.
Notes to Consolidated Financial Statements
Note 27. Operating Segment Information, page F-61

2. Your presentation of Total Segment Adjusted EBITDA does not comply with ASC 280-
         10-50-30(b) as the inclusion of 'Corporate and other' does not represent the total of the reportable segments' measure of profit or loss. As such, Total Segment Adjusted EBITDA would represent a non-GAAP measure which is specifically prohibited in your financial statement footnotes by Item 10(e)(1)(ii)(c) of Regulation S-K. Furthermore, the total of your reportable segments' measure of profit or loss should be reconciled to consolidated net income/(loss) before income taxes. Accordingly, please revise your presentation of your reportable segments' measure of profit or loss and the accompanying reconciliations as well as your discussion of Non-GAAP Financial Measures on page 34. This applies to your Form 10-Q for the quarter ended September 30, 2021 and your press release furnished as exhibit 99.1 to your Form 8-K filed October 29, 2021 as well.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 with any questions.



FirstName LastNamePhil Lister                                   Sincerely,
Comapany NameHuntsman CORP
                                                                Division of
Corporation Finance
December 29, 2021 Page 2                                        Office of Life
Sciences
FirstName LastName